UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Apyx Medical Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

03837C106
(CUSIP Number)

Stavros G. Vizirgianakis
c/o Amy E. Culbert, Esq.
Fox Rothschild LLP
City Center
33 South Sixth Street, Suite 3600
Minneapolis, MN 55402
(612) 607-7287
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 03837C106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Stavros G. Vizirgianakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,746,191

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,746,191

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,746,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.04%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share, of Apyx Medical Corporation, a Delaware corporation (“APYX”).  The address of the principal executive offices of APYX is 5115 Ulmerton Road, Clearwater, Florida 33760.

Item 2.	Identity and Background.

(a)          The name of the reporting person is Stavros G. Vizirgianakis.

(b)          Mr. Vizirgianakis’s address is 99 Boulevard du Jardin, Exotique, Monaco, 98000.

(c)          Mr. Vizirgianakis’s principal occupation is private medical technology and biotechnology investor and advisor.

(d)         During the last five years, Mr. Vizirgianakis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         During the last five years, Mr. Vizirgianakis was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Vizirgianakis is a citizen of Greece and a citizen of South Africa.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 22 and 25, 2024, Mr. Vizirgianakis purchased an aggregate of 1,746,191 shares of APYX common stock in open market purchase transactions. The weighted average purchase price of these purchases was approximately $1.25 per share and the source and amount of funds used by Mr. Vizirgianakis to acquire these shares were personal funds in the aggregate amount of approximately $2,182,660.

Item 4.	Purpose of Transaction.

Mr. Vizirgianakis acquired beneficial ownership of the shares of APYX common stock reported herein as part of his personal investment activities and because he believes that the recent trading prices of APYX common stock do not adequately reflect the potential value of APYX’s underlying business and assets.

Mr. Vizirgianakis desires to engage with management and the board of directors of APYX to discuss the numerous issues facing APYX today and in the near future and would like to work with management and the board of directors of APYX to conduct a strategic review of all commercial activities and to gain deeper insight into the financial and operational challenges that lie ahead so that any necessary changes and meaningful actions can be implemented to address shareholder concerns, restore confidence and drive value creation.

With respect to his investment in APYX common stock, Mr. Vizirgianakis intends to review and evaluate it on an ongoing basis. As a result thereof, at any time, Mr. Vizirgianakis may decide, depending upon the price and availability of shares of APYX common stock or other securities of APYX, subsequent developments affecting APYX, its business, results of operations, financial condition and prospects, APYX’s strategic direction, actions taken or not taken by APYX’s management and board of directors, general stock market and economic conditions, tax considerations, other investment and business opportunities available to him, and other factors considered relevant at any time, to increase or decrease the size of his investment in APYX or otherwise dispose of some or all of his holdings of APYX common stock.

In connection with such review and evaluation, and as indicated above, Mr. Vizirgianakis intends to pursue and hold discussions with APYX’s management, members of its board of directors, other APYX stockholders or securityholders, and other interested or relevant parties. Such discussions may involve the consideration of an extraordinary corporate transaction (including, but not limited to, a merger, reorganization or liquidation), a sale or transfer of a material amount of assets, a change in the board of directors or management, a material change in the capitalization of APYX, other material changes in APYX’s business or corporate structure, changes in its charter, bylaws or instruments corresponding thereto, or other actions that may impede the acquisition of control, de-listing or de-registration of APYX, or similar actions.

Except as otherwise described above in this Item 4, or as would occur upon completion of any of the matters discussed herein, Mr. Vizirgianakis does not have present plans or proposals that relate to or would result in any of the following (although he reserves the right to develop such plans or proposals or any other plans relating to APYX and to take action with respect thereto): (a) the acquisition by any person of additional securities of APYX, or the disposition of securities of APYX; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving APYX or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of APYX or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of APYX; (f) any other material change in APYX’s business or corporate structure; (g) changes in APYX’s charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of APYX by any person; (h) causing a class of securities of APYX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of APYX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)          1.         Amount beneficially owned:  Mr. Vizirgianakis beneficially owns 1,746,191 shares of APYX common stock and has sole voting and dispositive power over such shares.

               2.         Percent of class: 5.04%, as of March 25, 2024, based on 34,643,926 shares of APYX common stock indicated as outstanding as of March 19, 2024 in APYX most recently filed annual report on Form 10-K for the fiscal year ended December 31, 2023.

(b)            Number of shares as to which the reporting person has:

(i)	Sole power to vote or to direct the vote	1,746,191

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	1,746,191

(iv)	Shared power to dispose or to direct the disposition of	0

(c)          Other than the open market purchase transactions effected on March 22, 2024 and March 25, 2024 as reported in this Schedule 13D, Mr. Vizirgianakis has not effected any other transactions in APYX common stock during the past 60 days.

(d)          To the knowledge of Mr. Vizirgianakis, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of APYX common stock beneficially owned by him.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024.

/s/ Stavros G. Vizirgianakis
Stavros G. Vizirgianakis